Exhibit 15.1

[Letterhead of KPMG LLP]

The Board of Directors
Mellon Financial Corporation:

We consent to the incorporation by reference in this Registration Statement on Form S-8 regarding the Mellon Financial Corporation Long-Term Profit Incentive Plan (1996) of our report dated January 18, 2000, relating to the consolidated balance sheets of Mellon Financial Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999, which report appears in the December 31, 1999 annual report on Form 10-K of Mellon Financial Corporation.

/s/ KPMG LLP

Pittsburgh, Pennsylvania
January 19, 2001